FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of November 2016
Commission File No. 000-49751

CATALYST PAPER CORPORATION
(Translation of registrant's name into English)

2nd Floor, 3600 Lysander Lane
Richmond
British Columbia, Canada V7B 1C3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐	No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  _________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CATALYST PAPER CORPORATION

Date: November 10, 2016	By:	/s/ James Isaac
James Isaac Corporate Legal Counsel & Corporate Secretary

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

99.1	News Release - English

99.2	Notice of the meeting and record date - English

99.3	Notice of the meeting and record date (amended) - English

99.4	ON Form 13-502F1 (Class 1 Reporting Issuers - Participation Fee)

99.5	Alternative Monthly Report

99.6	Other material contracts - English